SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

São Paulo, August 18, 2014

To

SHAREHOLDERS OF GAFISA S/A

Av. das Nações Unidas, 8,501 – 19th floor

São Paulo/SP

Ref: Book Value Valuation Report

Dear Sirs,

Please find attached hereto the Book Value Valuation Report of SHERTIS EMPREENDIMENTOS E PARTICIPAÇÕES S/A, which was drawn up on the reference date of July 31, 2014.

Sincerely,

JVS ASSESSORIA EMPRESARIAL LTDA.

Valdenez Silva

BOOK VALUE VALUATION REPORT

I. Introduction

JVS ASSESSORIA EMPRESARIAL LTDA., legal entity, duly registered before the Regional Council of Accounting (Conselho Regional de Contabilidade) of the State of São Paulo under No. 2SP023475/O-5 and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 07.203.985/0001-00, with headquarters in the city of São Paulo, State of São Paulo, at Rua Iguatemi, 252 – 2nd floor, units 21/22, herein duly represented by its partner, in the capacity of expert company, was appointed to appraise the net equity of SHERTIS EMPREENDIMENTOS E PARTICIPAÇÕES S/A, legal entity, enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 11.039.942/0001-08, with headquarters in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501 – 9th floor, hereinafter referred to as SHERTIS, for the purposes of its merger with and into GAFISA S/A, legal entity, enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 01.545.826/0001-07, with headquarters in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501 – 9th floor, hereinafter referred to as GAFISA, based on the balance sheet dated of July 31, 2014.

II. Analysis conducted

Our analysis comprised the following main components:

a) Confrontation of the balances that were accounted for as available cash with the corresponding bank statements;

b) Analysis of the accountings by means of the ledgers;

c) Analysis, on an experimental basis, of the documentation of the accounting entries which were registered in 2014;

III. Books and Bookkeeping

The books, accounting and fiscal documents and other documents which documented the entries that make up the registries of SHERTIS  were in compliance with the legal and fiscal formalities and kept according to the general accounting practices of Brazil, being consistently applied.

IV. Balance Sheet of July 31, 2014

SHERTIS presented the Balance Sheet on the reference date of July 31, 2014, duly signed by its Accountant and Legal Representative which containing the following main accounts:

Description	R$
Assets
Current Assets	14,264.25
Cash and cash equivalents	14,264.45

Long-term Assets	358,937,468.69
Investments	358,937,468.69

Total Assets	358,951,733.14

Description	R$
Liabilities (Obligations)
Long-Term Liabilities	90,967,957.78
Income Tax and DeferredSocial Contribution	90,967,957.78

Total Liabilities	90,967,957.78

Description	R$
Shareholder’s Equity
Capital Stock	35,039,239.51
Capital Reserves and shares issuances	4,902,489.00
Legal Reserve	8,070,746.01
Profit Accrued Reserves and Retained Earnings	219,971,300.84
Total Shareholder’s Equity	267,983,775.36

V. Conclusion

For the purposes of the merger of SHERTIS  with and into GAFISA, based on the amounts and parameters presented above, we conclude that the net equity of SHERTIS is of at least R$ 267,983,775.36 (two hundred sixty seven million, nine hundred eighty three thousand, seven hundred seventy five Reais and thirty six centavos) on the reference date of July 31, 2014.

In observance of the requirements of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), we hereby inform that:

a) according to the professional rules established by the Federal Council of Accounting (Conselho Federal de Contabilidade), there has been no conflict or community of interests, either existing or potential, with the shareholders of the companies, or with regards to the transaction or any other circumstance which represents a conflict or community of interest not related to the services rendered by us and described herein; and

b) no action was taken by the controlling shareholders or the managers of the company which aimed at directing, limiting, hindering or performing any acts which has or may jeopardize the access, use or knowledge of information, assets, documents or work methodologies that are substantial for the quality of the corresponding conclusions.

Having nothing further to clarify, we conclude this summarized work in this Book Value Valuation Report, which is made up of 3 typed and initialed pages, which is dated and signed.

São Paulo, August 18, 2014.

JVS ASSESSORIA EMPRESARIAL LTDA.

CRC 2SP023475/O-5

VALDENEZ SILVA

Accountant – CRC 1SP142819/O-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 11, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer